UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

ACI WORLDWIDE, INC.

OLYMPIC ACQUISITION CORP.

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

67623R106

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$166,831,772.55	$21,487.93

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $8.35 cash per share all shares of common stock of the subject company, which represents (1) 16,738,772 outstanding shares of common stock of the subject company, other than those shares held by Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. and their wholly owned subsidiaries, (2) 3,187,081 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans, and (3) 54,000 shares of common stock issuable upon the full settlement of all outstanding restricted share unit awards. The foregoing share figures have been provided by the subject company to the offerors and are as of September 20, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,487.93	Filing Party:	ACI Worldwide, Inc. and Olympic Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	October 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 4, 2013, as amended, and is filed by (i) Olympic Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and (ii) ACI. The Schedule TO relates to the offer by Purchaser and ACI to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), at $8.35 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated September 23, 2013, among ACI, Purchaser and OPAY.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1 — 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented to amend and replace all references regarding the scheduled expiration time of the Offer being “12:00 midnight, New York City time, on Friday, November 1, 2013,” set forth in the Offer to Purchase (Exhibit (a)(1)(A), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “12:00 midnight, New York City time, on Monday, November 4, 2013.”

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph under the sub-heading “ — Legal Proceedings” and inserting the following paragraphs under the sub-heading “ — Legal Proceedings”:

“On October 2, 2013, an alleged Stockholder filed a putative class action lawsuit entitled Williams v. Official Payments Holdings, et al., Case No. 8970, in the Court of Chancery of the State of Delaware (the “Williams Action”). The complaint names as defendants OPAY and the members of the OPAY Board, as well as ACI and us. The complaint generally alleges that the individual members of the OPAY Board breached their fiduciary duties owed to the Stockholders by approving OPAY’s entry into the Merger Agreement with ACI and us and failing to take steps to maximize the value of OPAY to its Stockholders. The complaint further alleges that ACI aided and abetted such breaches of fiduciary duties by the individual defendants. The plaintiff seeks, among other things, an order enjoining the consummation of the merger, an award of rescissory damages if the Merger is consummated, and an award of attorneys’ fees, experts’ fees and costs. On October 14, 2013, an additional putative class action was filed by an alleged Stockholder captioned Giacherio v. Official Payments Holdings, et al., Case No. 13-A-08794-8, in the Superior Court of Gwinnett County of the State of Georgia against the same defendants and asserting substantially similar claims (the “Giacherio Action”). The foregoing description is qualified in its entirety by reference to the complaints which are filed as Exhibit (a)(5)(C) and Exhibit (a)(5)(D) to the Schedule TO and which are incorporated herein by reference.

On October 10, 2013, the plaintiff in the Williams Action filed an amended complaint, which asserts substantially the same legal theories as the initial complaint, but further alleges that OPAY omitted material facts from the Schedule 14D-9 it filed with the SEC on October 4, 2013. On October 14, 2013 the plaintiff in the Williams Action filed a motion for a preliminary injunction requesting the court to enjoin defendants from consummating the Merger.

On October 25, 2013, an additional putative class action lawsuit, captioned Vesely v. Official Payments Holdings, Inc., et al., Case No. 1:13-mi-99999-UNA (the “Vesely Action”), was filed in the United States District Court for the Northern District of Georgia. The Vesely Action names the same defendants and asserts substantially similar claims as alleged in the Williams Action and the Giacherio Action, but further alleges that OPAY and the OPAY Board violated certain sections of the Exchange Act. None of the defendants have yet been served in the Vesely Action. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(F) to the Schedule TO and which is incorporated herein by reference.

On October 27, 2013, OPAY entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Williams Action and Giacherio Action, which sets forth the parties’ agreement in principle for settlement. As explained in the MOU, OPAY has agreed to the settlement solely to eliminate the burden and expense of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the appropriate certification of a non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares during the period beginning on September 23, 2013, through the date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and the release of all asserted claims. The asserted claims will not be released until such stipulation of settlement is approved by the Delaware Chancery Court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the Merger Consideration to be received by Stockholders.

Additionally, as part of the settlement, the OPAY Board has agreed to waive all no-ask, no-waiver provisions contained in the confidentiality agreements signed by former potential bidders. OPAY also has agreed to make certain additional disclosures related to the proposed Merger, which are set forth in Amendment No. 3 to OPAY’s Schedule 14D-9. The additional disclosures supplement the disclosures contained in the Schedule 14D-9 filed by OPAY with the SEC on October 4, 2013 and should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. Nothing in this filing or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

As contemplated by the MOU, the release contained in the stipulation is in consideration of the additional disclosures in Amendment No. 3 to Opay’s Schedule 14D-9.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

**(a)(5)(F)	Complaint filed on October 25, 2013 in United States District Court for the Northern District of Georgia, captioned Natalie Vesely v. Official Payment Holdings, et al. (Case No. 1:13-mi-99999-UNA).

**(a)(5)(G)	Memorandum of Understanding, dated October 27, 2013.

**(a)(5)(H)	Press Release, dated October 28, 2013

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OLYMPIC ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase dated October 4, 2013.

*(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 4, 2013.

*(a)(5)(A)	Press Release, dated September 23, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(B)	Investor Presentation Materials, dated September 23, 2013 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(C)	Complaint filed on October 2, 2013 in Court of Chancery of the State of Delaware, captioned Charles Williams v. Official Payments, Inc., et al. (Case No. 8970).

*(a)(5)(D)	Complaint filed on October 14, 2013 in Superior Court of Gwinnett County of the State of Georgia, captioned Joseph L. Giacherio v. Official Payment Holdings, et al. (Case No. 13-A-08794-8).

*(a)(5)(E)	Press Release, dated October 18, 2013

**(a)(5)(F)	Complaint filed on October 25, 2013 in United States District Court for the Northern District of Georgia, captioned Natalie Vesely v. Official Payment Holdings, et al. (Case No. 1:13-mi-99999-UNA).

**(a)(5)(G)	Memorandum of Understanding, dated October 27, 2013.

**(a)(5)(H)	Press Release, dated October 28, 2013

*(d)(1)	Agreement and Plan of Merger, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(d)(2)	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*	Previously filed.
**	Filed herewith.